VF
9-8-04

04013421

AH 9-7-2004

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 7 2004
WASH. D.C.
185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kirkpatrick, Pettis, Smith, Polian Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Regency Circle, Suite 500
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt W. Kitson, EVP & CFO — 402-397-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge St., Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt W. Kitson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirkpatrick, Pettis, Smith, Polian Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Executive Vice President & CFO

Title

GENERAL NOTARY-State of Nebraska
PATRICIA A. FRENCH
My Comm. Exp. Aug. 22, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kirkpatrick, Pettis, Smith, Polian Inc.

(Sec I.D. No. 8-2441)

Statement of Financial Condition and Independent Auditors' Report as of June 30, 2004 and Supplemental Report on Internal Control as of June 30, 2004

Filed in Accordance with Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT.***

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Kirkpatrick, Pettis, Smith, Polian Inc. (the Corporation), a wholly-owned subsidiary of KFS Corporation, as of June 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Kirkpatrick, Pettis, Smith, Polian Inc. as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 20, 2004

KIRKPATRICK, PETTIS, SMITH, POLIAN INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$ 650
Secured demand note, collateralized by marketable securities with market values of $15,915,086	13,000,000
Securities owned, at fair value	31,238,673
Property and equipment, net of accumulated depreciation of $2,984,976	699,772
Deferred income tax asset	6,095,000
Other assets	1,372,472
Total assets	$52,406,567

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to banks	$ 9,706,668
Payable to brokers and dealers	2,903,724
Accounts payable and accrued liabilities	11,697,526
	24,307,918
Subordinated borrowings from affiliate	13,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par, 100,000 shares authorized and issued	100,000
Additional paid-in capital	13,622,063
Retained earnings	1,944,901
Treasury stock, 9,397 shares, at cost	(568,315)
Total stockholder's equity	15,098,649
Total liabilities and stockholder's equity	$52,406,567

See notes to statement of financial condition.

KIRKPATRICK, PETTIS, SMITH, POLIAN INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kirkpatrick, Pettis, Smith, Polian Inc. (the "Corporation") is a wholly-owned subsidiary of KFS Corporation (the "Parent"), which is a wholly-owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Corporation is an introducing broker-dealer registered with the Securities and Exchange Commission with operations in Nebraska, Colorado, Oklahoma, Missouri, Illinois, Pennsylvania, Florida and Indiana.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The most significant estimates include litigation accruals and deferred income taxes. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis.

Securities owned that are readily marketable are valued at quoted market prices, or, for certain municipal securities, at fair value. Fair value is estimated by the Corporation's management.

Property and equipment is recorded at cost less allowances for depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease, including renewal options, ranging from 4 to 7 years.

The Corporation is a member of a consolidated group for income tax purposes which files its income tax returns on a calendar-year basis. Each member's income tax provision is computed as if the member files on a separate return basis. Deferred income tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No valuation allowance has been established at June 30, 2004 because it is more likely than not that all deferred tax assets will be realized.

The Corporation considers temporary, highly liquid securities with an original maturity of three months or less to be cash equivalents.

The Corporation accrues for expected legal costs in connection with a loss contingency at the time the amount can be reasonably estimated.

The Corporation has a profit-sharing plan which covers substantially all employees. Contributions are determined by the Board of Directors. The profit-sharing plan also has a 401(k) feature.

2. SECURITIES OWNED

Securities owned at June 30, 2004 were as follows:

Obligations of U.S. government and agencies	$ 13,764
State and municipal obligations	30,930,671
Corporate bonds, debentures and notes	21,149
Mutual funds	266,789
Corporate stocks	6,300
	$31,238,673

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2004:

Furniture and equipment	$ 2,547,262
Leasehold improvements	490,926
Software	603,360
Automobiles	43,200
	3,684,748
Less: Accumulated depreciation	(2,984,976)
	$ 699,772

4. NET CAPITAL

The Corporation is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission (SEC) and is required to maintain a minimum amount of net capital. Under Rule 15c3-1, as amended, the Corporation must maintain net capital of at least $250,000 and not allow the ratio of aggregate indebtedness to net capital to exceed 15 to 1. At June 30, 2004, the Corporation had aggregate indebtedness of $12,234,195, net capital of $19,613,368, and a ratio of aggregate indebtedness to net capital of 0.62 to 1.

5. PAYABLE TO BANKS

The Corporation has established, with its principal commercial bank, a revolving unsecured note and a revolving secured note, under a loan agreement which expires on October 29, 2004.

Under the first credit facility, the Corporation may borrow, on an unsecured basis, up to $5,000,000, with interest based on the Federal Funds rate. As of June 30, 2004, there was no outstanding balance under this facility.

Under the second credit facility, the Corporation may borrow on a short-term, secured basis up to $20,000,000. This note is collateralized by securities owned by the Corporation with a fair value of $3,062,000. As of June 30, 2004, there was $2,600,000 outstanding under the second credit facility with an interest rate based on the Federal Funds rate.

The Corporation also has, with another commercial bank, a revolving secured note under a loan agreement which expires October 15, 2004. Under this credit facility, the Corporation may borrow up to $15,200,000 on a secured basis with interest based on the prime rate. This note is collateralized by

securities owned by the Corporation with a fair value of $6,570,000. As of June 30, 2004, there was $6,570,000 outstanding under this facility.

Payable to banks also includes $536,668 of outstanding checks as of June 30, 2004.

6. SECURED DEMAND NOTE COLLATERAL AGREEMENT

The Corporation has entered into a Secured Demand Note Collateral Agreement for Equity Capital at a negotiated interest rate under which Mutual is committed to lend up to $13,000,000 at the Corporation's demand. Repayment of any advances is scheduled for June 30, 2007. Repayments could be accelerated subject to the rules and regulations of the SEC and the National Association of Securities Dealers (NASD). This loan has been approved by the NASD as subordinated borrowings available in computing net capital under the SEC Uniform Net Capital Rule. Under this arrangement, the Corporation also has a secured demand note with Mutual for $13,000,000 at a negotiated interest rate.

7. LEASE COMMITMENTS

The Corporation has noncancelable leases on office space and office equipment through September 2008.

Following is a schedule of the remaining lease payments:

Year Ending June 30,	
2005	$ 1,246,471
2006	1,002,657
2007	907,356
2008	275,950
2009	20,820
	$ 3,453,254

8. INCOME TAXES

Temporary differences which give rise to a significant portion of deferred income tax assets and liabilities are as follows:

Net operating loss carryforward	$ 5,735,000
Deferred compensation	140,000
Accrued expenses	176,000
Other	44,000
Net deferred income tax asset	$ 6,095,000

The Corporation's net operating loss carryforward expires principally in 2021. The deductions, losses and credits giving rise to the Corporation's deferred income tax asset have been used in Mutual's consolidated tax return. It is the intent of the Corporation that the deferred income tax asset will be realized through future earnings. If the potential transaction described in Note 13 is completed, the Corporation's management anticipates that Mutual will take appropriate actions to ensure the realization of the deferred income tax asset.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation enters into underwriting commitments. Transactions relating to such underwriting commitments existing at June 30, 2004, were subsequently settled and had no material effect on the financial statements as of that date.

The Corporation also contracts with various Sanitary and Improvement Districts within Douglas and Sarpy Counties in Nebraska to purchase construction warrants issued by the Districts. If all warrants subject to these contracts were to be issued by the Districts, the Corporation would be committed to purchase approximately $35,000,000 as of June 30, 2004.

Certain former customers of the Corporation have filed arbitration cases with NASD Dispute Resolution against the Corporation and certain of the Corporation's former registered representatives. The former customers allege various claims of relief. The Corporation is aggressively defending these matters. At this time, the Corporation cannot predict the outcome of any claim or the likelihood of an unfavorable outcome or the range of potential loss relating to these arbitrations.

The Corporation has agreed to indemnify one former customer for certain liabilities that may arise as a result of certain transactions which occurred in the customer's accounts. The terms of the agreement do not provide for any limitation on the maximum potential future payments that may be required under the indemnification and the Corporation is unable to estimate the maximum potential future payments. Although management is of the opinion that payments under the indemnification arrangement are remote, a liability of $22,000 has been recorded in the Corporation's financial statements for the estimated fair value of the indemnification as of June 30, 2004.

The Corporation is involved in various other legal actions in the normal course of business. Management is of the opinion that none of these other legal actions will result in losses material to the financial position or results of operations of the Corporation.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Corporation's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Corporation has agreed to indemnify its clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded in the balance sheet for these contingent liabilities.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. Assets, including cash in banks and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including notes and other payables to banks and affiliates are carried at amounts approximating fair value.

Securities owned are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

Because of the related party and subordinated nature of the secured demand note and subordinated borrowing from affiliate, it is impracticable to estimate the fair value of these instruments.

12. RELATED PARTY TRANSACTIONS

The Corporation collects fees for affiliated parties. As of June 30, 2004, the Corporation has payables to affiliates of $2,976,831 for fees. The Corporation also pays another affiliate for operating and management fees. As of June 30, 2004, the Corporation has a payable to this affiliate for management fees and operating expenses totaling $2,099,256.

13. SUBSEQUENT EVENT

On July 28, 2004, the Corporation's Parent entered into a letter of intent with an unrelated third party for the possible sale of certain assets of the Corporation and assumption of a significant portion of its operations. This transaction will not be completed unless a definitive agreement is reached. The potential effects of this transaction are not reflected in the accompanying financial statements.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Kirkpatrick, Pettis, Smith, Polian Inc. (the "Corporation") for the year ended June 30, 2004, (on which we have issued our report dated August 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation, (including tests of compliance with such practices and procedures), that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Omaha, Nebraska
August 20, 2004